UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated December 19, 2007	3 - 7
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007		Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C. Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Provides Scheduled Update on Cigar Lake
Company also provides Rabbit Lake update
Saskatoon, Saskatchewan, Canada, December 19, 2007.    .    .    .    .    .    .    .    .    .    .    .    .    .
Cameco Corporation is providing a scheduled update on the activities underway at the Cigar Lake uranium project. The company is maintaining the previously announced expected production restart date.
Construction was about 60% complete when we experienced a rockfall causing a flood of the underground development in October 2006. Site crews continue to make progress on the remediation plan and we believe that the water inflow has been essentially sealed off. The next major milestone is dewatering the mine.
Activities for Achieving Dewatering
Concrete plug
The concrete barrier plug has been completed after pouring approximately 1,000 cubic metres of concrete in the tunnel in the vicinity of the original inflow and grouting around it to seal it off. We poured an additional 1,000 cubic metres of concrete behind the concrete barrier plug and up into the area above the rockfall where the water inflow began. We are now in the final stages of grouting above the inflow area and filling the drill holes used in the remediation process.
We plan to conduct a preliminary test of the effectiveness of the plug and sealed rockfall area by drawing down the water level in the shaft to an intermediate stage and measuring the water inflow. We expect to complete this test before the end of February. The plug and seal will be considered effective if the total mine water inflow is limited to a rate considered safe for mine re-entry. Dewatering is planned to proceed after the plug and seal are proven to be effective.
Assessments
Prior to dewatering, we need to complete a geotechnical assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. To ascertain this, we are drilling a number of holes to assess the pore water pressure, as well as rock quality and structure in these two areas. Five of six holes have been completed and we expect results from this assessment to be available in the first quarter of 2008. We can then assess if any additional remediation is required in these areas.
Dewatering Timeline
In addition to the technical work, we need to complete the corrective actions we committed to do following the root cause investigation, as well as receive certain regulatory approvals. Cameco must have all these activities completed before applying for regulatory approval to dewater. Accordingly, we are targeting completion of dewatering in the second half of 2008. (Please see the cautionary note regarding forward-looking information below.)
Other Cigar Lake Activities
Licence Amendment
As previously indicated, the Canadian Nuclear Safety Commission (CNSC) announced, on December 3, 2007, it had amended the construction licence for the Cigar Lake project. The licence will be valid for two years until December 31, 2009.
Subsequent amendments to the construction licence will be required to complete remediation and resume pre-flood underground construction and development activities.
Surface Construction
Construction activities currently underway at the site include mine ventilation fans installation on surface, the slurry load-out facilities and surface pipelines.
There are about 125 Cameco employees employed at Cigar Lake and about 200 contractors on site.
Production Restart
The expected production startup date continues to be 2011 at the earliest, as previously announced. (Please see the cautionary note regarding forward-looking information below). We will be able to provide a firmer production startup date after the mine has been dewatered and the condition of the underground development has been assessed and the findings incorporated in the new mine development and production plans.
Next Update
We will provide an update on the activities at the Cigar Lake project when we release the year end financial results.
Cautionary Note Regarding Forward-Looking Information
The above Cigar Lake expected production date and certain other statements regarding our plans and expectations for the resumption of production are forward-looking information and are based upon the following key assumptions and subject to a number of factors that could cause results to differ materially:
•	we have assumed that our remediation plan and our plans to complete the partially completed second shaft and underground development will succeed and be completed in a timely manner, but that is subject to a number of risks including that the plans do not work as anticipated or take longer to complete due to construction and other delays;
•	we have made certain assumptions regarding the timing of regulatory approvals, including for conducting surface construction and remediation activities, completing the second shaft, re-commencing underground development and commencing production, but that is subject to a number of risks including that the regulatory approvals take longer to obtain than anticipated;
•	we have assumed that information regarding the condition of the existing underground workings, which condition will not be known until the mine has been dewatered, will not adversely impact our mine and development and production plans in a material way, but that is subject to a number of risks including that underground workings are materially damaged causing material delays to our plans; and
•	we have assumed there are no disruptions to our plans due to among other things: natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake (the planned freezing of the orebody is expected to reduce, but not eliminate the risk of another water inflow); failure of our radiation protection plans, including associated with freezing the orebody; labour disputes; litigation or arbitration proceedings; delay in obtaining or failure to procure the required equipment, operating parts and supplies; equipment failure; a delay in or an inability to obtain the necessary permits and approvals, including due to the company’s failure to complete in a timely manner its corrective actions committed to the CNSC in response to the two Cigar Lake water; failure to adhere to regulatory permits and approvals; unexpected geological conditions, including weak ground conditions, or unexpected hydrological conditions, including due to the failure to control ground water; and adverse ground conditions (Cigar Lake risks). The company is subject to the risk that one or more of the Cigar Lake risks may occur as well as other development or operating risks associated with Cigar Lake, which is a challenging deposit to develop and mine.
If actual results differ materially from the assumptions set out above or if any of the material factors above occur, the Cigar Lake production restart date may differ materially from the expected date that is stated above.
The statements above regarding the expected date for the completion of Cigar Lake dewatering under the heading “Dewatering Timeline” and certain other statements regarding our planned activities under the headings “Concrete plug” and “Assessments” are forward-looking information and are based upon the following key assumptions and subject to a number of factors that could cause results to differ materially:
•	we have assumed testing of the plug and seal, as outlined above, will confirm that the total mine water inflow is limited to a rate considered safe for mine re-entry and the testing will be completed as planned, but that is subject to a number of risks including that testing shows that the plug is not working as anticipated;
•	we assumed that the geotechnical assessments of the two other areas of the mine, as outlined above, will be completed as planned and will not require the company to proceed with additional precautionary measures, but that is subject to a number of risks including that the assessments require the company to proceed with significant additional precautionary measures; and
•	we have assumed that there is no disruption in our plans to complete dewatering due to the occurrence of one or more Cigar Lake risks, as defined above. The company is subject to the risk that one or more of the Cigar Lake risks may occur as well as other development or operating risks associated with Cigar Lake, which is a challenging deposit to develop and mine.
If actual results differ materially from the assumptions set out above or if any of the material factors above occur, the expected date for completion of Cigar Lake dewatering may differ materially from the above forecast.
Although Cameco believes the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements which only apply as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.
Qualified Person
The above scientific and technical information for Cigar Lake was prepared under the supervision of C. Scott Bishop, a professional engineer employed by Cameco as the chief mine engineer of the Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Rabbit Lake Update
As announced in late November 2007, Cameco’s Rabbit Lake underground mine experienced increased water inflow and mining was suspended. Currently the amount of water entering and leaving the mine is essentially in balance and site crews are in the process of permanently sealing off the affected area. We have only used a maximum of about 4% of the designated underground storage capacity.
Planned upgrades to the water handling system were completed in the first week of December well ahead of schedule.
We have finished pouring four concrete barriers, or bulkheads to seal off the area from increased water inflow. We built two bulkheads on the 90-metre level and two on the 105-metre level. We expect it will take about three to five weeks for the concrete in the bulkheads to cure and to complete the associated grouting of the seal. We will not start mining until we have sufficiently curtailed the water inflow, to re-establish an adequate margin of water handling capacity.
We have determined that the additional water is entering the area through a decades-old, exploration drill hole. We are in the process of preparing to plug the drill hole.
In 2007, Cameco has produced 4.0 million pounds of uranium at Rabbit Lake which is the estimated annual production for the year. We will reassess 2008 production and provide an updated forecast when mining and milling plans are finalized.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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